Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

CF Acquisition Corp. VI and Rumble Announce Filing of Amended Registration Statement in Connection with their Proposed Business Combination

~ Reports Rumble’s results for the full year 2021 ~

~ 1Q22 reflects new all-time records for Rumble across all key performance measures ~

~ Updates timing of proposed merger business combination completion ~

NEW YORK, NY and TORONTO, CANADA– May 13, 2022 – CF Acquisition Corp. VI (Nasdaq: CFVI), a special purpose acquisition company sponsored by Cantor Fitzgerald, and Rumble Inc. ("Rumble"), the neutral video platform, announced today that CFVI has filed with the U.S. Securities and Exchange Commission (“SEC”) an amended registration statement on Form S-4 (the “Registration Statement”) in connection with the proposed business combination with Rumble. The Registration Statement, filed with the SEC today, includes Rumble’s 2021 full year financial performance.

Rumble’s strategy is currently focused on continuing its significant growth in users and user engagement, as well as building the tools that will enable future monetization of this consumption. As previously reported, Rumble’s user base hit a new record in the first quarter of 2022, rising to an average of 41 million monthly active users (“MAUs”) in the quarter, representing a 22% increase in MAUs relative to the fourth quarter of 2021.

The first quarter of 2022 included a record 10.5 billion minutes watched per month, and the platform received an average of 6,158 hours of uploaded video per day, representing increases of 23% and 88% respectively, over the fourth quarter of 2021. Rumble’s significant growth in these metrics is a reflection of the platform’s deep and growing pool of content creators, Rumble’s continued value proposition as competing platforms continue to censor and cancel the voices of creators, increased uploads from a cloud services customer, and a number of new platform features.

CFVI and Rumble announced on December 1, 2021 that they entered into a definitive business combination agreement. The transaction will provide approximately $400 million of proceeds at close,[1] including $100 million of proceeds from a PIPE financing and $300 million of cash held in the trust account of CFVI. The proceeds will be used to attract new content creators to the Rumble and Locals platforms, continue to build out Rumble’s independent infrastructure, expand Rumble’s teams, begin robust marketing of the platform and services, make future acquisitions, and for other general corporate purposes.

The transaction has been unanimously approved by the board of directors of each of CFVI and Rumble and is expected to close early in the third quarter of 2022 subject to the Registration Statement being declared effective by the SEC, approval by CFVI and Rumble stockholders, Ontario court approval, and other customary closing conditions. The Rumble stockholders have agreed to support the transaction.

[1] Assumes no redemptions by CFVI’s public stockholders and prior to payment of transaction expenses and stock repurchase.

About Rumble

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble's mission is to restore the Internet to its roots by making it free and open once again.

About CF Acquisition Corp. VI

CFVI is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick and sponsored by Cantor Fitzgerald.

About Cantor Fitzgerald

Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for 77 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate on its global distribution platform. Cantor Fitzgerald & Co. is one of 24 primary dealers transacting business with the Federal Reserve Bank of New York. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

The proposed transactions will be submitted to CFVI’s stockholders for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, CFVI has filed the Registration Statement, which included a preliminary proxy statement / prospectus in connection with CFVI’s solicitation of proxies for the vote by CFVI’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rumble’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, CFVI will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of CFVI are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement / prospectus, in connection with CFVI’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transactions because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transactions. Investors and security holders will be able to obtain free copies of the Registration Statement, including the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov. The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CFVI at 110 East 59th Street, New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CFVI and Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transactions. CFVI’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI's, Rumble's, or their respective management teams' expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this press release, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble's business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble's business, (xi) risks related to Rumble's potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble's intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the definitive Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the potential business combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

For investor inquiries, please contact:
Shannon Devine
MZ Group, MZ North America
203-741-8811
rumble@mzgroup.us

For CFVI:

mediainquiries@cantor.com

(212) 938-5000

SOURCE Rumble and CFVI

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